

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Leo Li
Chief Financial Officer
Burning Rock Biotech Ltd
601, 6/F, Building 3, Standard Industrial Unit 2
No. 7, Luoxuan 4th Road
International Bio Island, Guangzhou, 510005
People's Republic of China

   Re: Burning Rock Biotech Ltd
   Draft Registration Statement on Form F-1
   Submitted November 13, 2020
   CIK No. 0001792267

Dear Mr. Li:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Margaret Schwartz at 202-551-7153 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Shuang Zhao